Exhibit 99.3

----------------- - 0 XP INC. Proxy for Annual General Meeting of Shareholders on October 1, 2021 Solicited on Behalf of the Board of Directors I/We______________________________________________________________________ Please Print Name(s) of ________________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint of _______________________________________________ _________________________________ or failing him/her _________________________________ of _______________________________________________ or failing him/her the duly appointed chairman of the Meeting (the “Chairman” ), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of XP Inc . (the “Company” ), to be held on October 1 , 2021 at 10 : 00 am (Sao Paulo Time) at the offices of the Company located at Av . Chedid Jafet, 75 , Torre Sul, 30 th floor, Vila Olímpia – São Paulo, Brazil 04551 - 065 , and at any adjournments or post - ponements thereof, as follows : (Continued and to be signed on the reverse side) 1.1 14475 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL : The Notice of Meeting, proxy statement and proxy card are available at https://xpi.gcs - web.com/shareholder - meetings GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access .

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

XP INC.

October 1, 2021

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. That, as an Ordinary Resolution, the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2020 (the "**Financial Statements**") in the form presented at the AGM, be approved and ratified.	☐	☐	☐
2. That, as an Ordinary Resolution, the Company's management accounts for the fiscal year ended December 31, 2020 (the "**Management Accounts**") in the form presented at the AGM, be approved and ratified.	☐	☐	☐
3. That, as an Ordinary Resolution, Mr. Luiz Felipe Amaral Calabró be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
4. That, as an Ordinary Resolution, Mr. Guy Almeida Andrade be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
5. That, as an Ordinary Resolution, Mrs. Luciana Pires Dias be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
6. That, as an Ordinary Resolution, each of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Geraldo José Carbone, Fabrício Cunha de Almeida, Gabriel Klas da Rocha Leal, Carlos Alberto Ferreira Filho, Martin Emiliano Escobari Lifchitz and Guilherme Sant'Anna Monteiro da Silva be reappointed as directors of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
7. That, as a Special Resolution, the Company be and hereby is authorized to merge (the "**Merger**") with XPart S.A. (the "**Merging Company**"), a company (sociedade anônima) incorporated in the Federative Republic of Brazil, so that the Company be the surviving company and all the undertaking, property and liabilities of the merging company vest in the surviving company by virtue of such merger pursuant to the provisions of Part XVI of the Companies Act, as amended (the "**Statute**").	☐	☐	☐
8. That, as a Special Resolution, the Plan of Merger, as required under Cayman law (the "**Plan of Merger**") in the form presented at the AGM be and hereby is authorized, approved and confirmed in all respects.	☐	☐	☐
9. That, as a Special Resolution, the Company be and hereby is authorized to enter into the Plan of Merger.	☐	☐	☐
10. That, as a Special Resolution, the Protocol and Justification of Merger of XPart by the Company, as required under Brazilian law (the "**Merger Protocol**") be authorized, approved and confirmed in all respects.	☐	☐	☐
11. That, as a Special Resolution, the Company be authorized to enter into the Merger Protocol.	☐	☐	☐
12. That, as a Special Resolution, the hiring of PricewaterhouseCoopers Auditores Independentes as a specialized company to prepare XPart's Appraisal Report (as defined in resolution 13 below) be ratified and approved in all respects.	☐	☐	☐
13. That, as a Special Resolution, the "Appraisal Report at Book Value" (the "**Appraisal Report**") be authorized, approved and confirmed in all respects.	☐	☐	☐
14. That, as an Ordinary Resolution, the Plan of Merger be executed by any one Director on behalf of the Company and any Director or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and that Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to file the Effective Date Notice with the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.	☐	☐	☐
15. That, as a Special Resolution, the Merger Protocol be executed by any one Director on behalf of the Company and any Director, together with any supporting documentation, for registration to the Brazilian Registrar of Companies and any one Director on behalf of the Company and any Director be authorized to file any notices with the Brazilian Registrar of Companies and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.	☐	☐	☐
16. That, as a Special Resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of the AGM by any Director or officer of the Company in connection with the transactions contemplated by the Merger be and are hereby approved, ratified and confirmed in all respects.	☐	☐	☐
17. That, as a Special Resolution, the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association (the "**Amended and Restated Memorandum and Articles of Association**") in the form presented at the AGM.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS.

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the Company's offices located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olimpia – São Paulo, Brazil 04551-065 on October 1, 2021 at 10:00 am (Sao Paulo Time).

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting.

EMAIL - proxy@astfinancial.com

FAX - 718-765-8730

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

XP INC.

October 1, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet this year. To attend the meeting via the Internet please visit https://web.lumiagm.com/214575958 (password: xpinc2021) and be sure to have available the control number.

COMPANY NUMBER	
ACCOUNT NUMBER	

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. That, as an Ordinary Resolution, the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2020 (the "**Financial Statements**") in the form presented at the AGM, be approved and ratified.	☐	☐	☐
2. That, as an Ordinary Resolution, the Company's management accounts for the fiscal year ended December 31, 2020 (the "**Management Accounts**") in the form presented at the AGM, be approved and ratified.	☐	☐	☐
3. That, as an Ordinary Resolution, Mr. Luiz Felipe Amaral Calabró be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
4. That, as an Ordinary Resolution, Mr. Guy Almeida Andrade be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
5. That, as an Ordinary Resolution, Mrs. Luciana Pires Dias be appointed as a director of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
6. That, as an Ordinary Resolution, each of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Geraldo José Carbone, Fabrício Cunha de Almeida, Gabriel Klas da Rocha Leal, Carlos Alberto Ferreira Filho, Martin Emiliano Escobari Lifchitz and Guilherme Sant'Anna Monteiro da Silva be reappointed as directors of the Company to serve in accordance with the memorandum and articles of association of the Company.	☐	☐	☐
7. That, as a Special Resolution, the Company be and hereby is authorized to merge (the "**Merger**") with XPart S.A. (the "**Merging Company**"), a company (sociedade anônima) incorporated in the Federative Republic of Brazil, so that the Company be the surviving company and all the undertaking, property and liabilities of the merging company vest in the surviving company by virtue of such merger pursuant to the provisions of Part XVI of the Companies Act, as amended (the "**Statute**").	☐	☐	☐
8. That, as a Special Resolution, the Plan of Merger, as required under Cayman law (the "**Plan of Merger**") in the form presented at the AGM be and hereby is authorized, approved and confirmed in all respects.	☐	☐	☐
9. That, as a Special Resolution, the Company be and hereby is authorized to enter into the Plan of Merger.	☐	☐	☐
10. That, as a Special Resolution, the Protocol and Justification of Merger of XPart by the Company, as required under Brazilian law (the "**Merger Protocol**") be authorized, approved and confirmed in all respects.	☐	☐	☐
11. That, as a Special Resolution, the Company be authorized to enter into the Merger Protocol.	☐	☐	☐
12. That, as a Special Resolution, the hiring of PricewaterhouseCoopers Auditores Independentes as a specialized company to prepare XPart's Appraisal Report (as defined in resolution 13 below) be ratified and approved in all respects.	☐	☐	☐
13. That, as a Special Resolution, the "Appraisal Report at Book Value" (the "**Appraisal Report**") be authorized, approved and confirmed in all respects.	☐	☐	☐
14. That, as an Ordinary Resolution, the Plan of Merger be executed by any one Director on behalf of the Company and any Director or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and that Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to file the Effective Date Notice with the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.	☐	☐	☐
15. That, as a Special Resolution, the Merger Protocol be executed by any one Director on behalf of the Company and any Director, together with any supporting documentation, for registration to the Brazilian Registrar of Companies and any one Director on behalf of the Company and any Director be authorized to file any notices with the Brazilian Registrar of Companies and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger.	☐	☐	☐
16. That, as a Special Resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of the AGM by any Director or officer of the Company in connection with the transactions contemplated by the Merger be and are hereby approved, ratified and confirmed in all respects.	☐	☐	☐
17. That, as a Special Resolution, the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association (the "**Amended and Restated Memorandum and Articles of Association**") in the form presented at the AGM.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS.

If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the Company's offices located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olimpia – São Paulo, Brazil 04551-065 on October 1, 2021 at 10:00 am (Sao Paulo Time).

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting.

EMAIL - proxy@astfinancial.com

FAX - 718-765-8730

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.